CAPCO AMERICA SECURITIZATION CORPORATION
                 COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES
                                 SERIES 1998-D7


Supplement, dated February 23, 1999, to Prospectus Supplement dated September 25, 1998.

PASS-THROUGH RATES

Notwithstanding anything to the contrary set forth in the Prospectus Supplement, the Pass-Through Rates for the Class A-3 and Class A-4 Certificates shall be as follows:

The Pass-Through Rate for the Class A-3 Certificates for any Distribution Date will be equal to the lesser of (i) 6.7400% and (ii) the Weighted Average Net Mortgage Pass-Through Rate for such Distribution Date.

The Pass-Through Rate for the Class A-4 Certificates for any Distribution Date will be equal to the lesser of (i) 7.2300% and (ii) the Weighted Average Net Mortgage Pass-Through Rate for such Distribution Date.

In the event of the prepayment of Mortgage Loans having relatively high interest rates, the Weighted Average Net Mortgage Pass-Through Rate could be lower than 7.2300% or 6.7400%.

RECENT DEVELOPMENTS

         On October 22, 1998, The Nomura Securities Co., Ltd. ("NSC"), NHA's parent, reported that its consolidated after-tax losses for the six-month period ending September 30, 1998 was $1,504,000,000 and NHA reported it had incurred a pre-tax loss of $1,160,000,000 for the same period. Approximately $566,000,000 of that loss was attributable to mark-to-market losses in the value of CCA's assets. Following the report of those losses, NSC made an additional equity investment in NHA in the amount of $1,200,000,000.

         There can be no assurance that either CCA or NHA will not experience further losses, that NSC will provide additional capital to NHA or that NHA will contribute additional capital to CCA. In addition, current market uncertainty and volatility have had, and may continue to have, further significant adverse impact on the financial condition and/or operations of CCA and NHA.

         On December 11, 1998, CCA announced that it will not undertake any new loan commitments. CCA also has announced that it will shortly close its regional offices and that it will be consolidating and centralizing its activities in New York. As a result of its termination of loan origination activities, a significant number of employees primarily related to these activities are being terminated. These employees represent a substantial majority of CCA's staff.

COLLATERAL INFORMATION

         The Mortgage Loan known as 2100 Swift Road, which has a current balance (after the February 11, 1998 payment) of $4,723,864.33, has appeared on the Servicer Watch List since December 1998. The Mortgaged Property is occupied by a single tenant which has experienced serious erosion in its financial condition. In a February 19, 1999 press release, the tenant announced that it filed a voluntary petition for reorganization under Chapter 11 of the United States
Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. While the loan remains current, the borrower reported to the Servicer that the tenant has missed its two most recent lease payments.

EXHIBIT E

         Exhibit E to the Prospectus Supplement sets forth the Weighted Average Net Mortgage Rate (WAC) calculated for the Mortgage Pool for each Distribution Date based on certain assumptions. Each WAC shown on Exhibit E is 0.005% less than the actual WAC calculated for each Distribution Date.